Ferrellgas, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

May 26, 2016

Mara L. Ransom

Assistant Director

Office of Consumer Products, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:                             Ferrellgas, L.P.

Registration Statement on Form S-4

Filed April 1, 2016

File No. 333-210534

Dear Ms. Ransom,

Set forth below is the response of Ferrellgas, L.P. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2016 with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on April 1, 2016, File No. 333-210534.

For your convenience, the response is prefaced by the Staff’s comment in bold text.

Form S-4 Filed April 1, 2016
General

1.                                      It appears that you are relying on Section 3-10(f) of Regulation S-X as an exception to the requirement that you provide financial statements for each of Ferrellgas, L.P.’s subsidiaries. If this is the case, please provide updated financial statements with the information required by Section 3-10(f) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have filed, concurrent with this response letter, a Current Report on Form 8-K that includes, as exhibits, the following information required by Rule 3-10(f)(4) of Regulation S-X:

•                  the historical financial statements (including the condensed consolidating financial information footnote) for the fiscal year ended July 31, 2015, and an updated audit opinion covering such information;

•                  the historical financial statements (including the condensed consolidating financial information footnote) for the three months ended October 31, 2015; and

•      the historical financial statements (including the condensed consolidating financial information footnote) for the three and six months ended January 31, 2016.

If you have any questions or comments concerning this response please contact John Goodgame of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (713) 220-8144.

Sincerely,

/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President; Chief Financial Officer; Treasurer
(Principal Financial and Accounting Officer)

cc:                                Lilyanna Peyser, Special Counsel, U.S. Securities and Exchange Commission

Charlie Guidry, Staff Attorney, U.S. Securities and Exchange Commission

John Goodgame, Partner, Akin Gump Strauss Hauer & Feld LLP